SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 3)

Emeritus Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

291005106

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291005106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person AP Summerville, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 920,564 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 920,564 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 920,564 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 2.1%

14	Type of Reporting Person OO

CUSIP No. 291005106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Kronus Property III, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 920,564 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 920,564 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 920,564 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 2.1%

14	Type of Reporting Person CO

CUSIP No. 291005106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Real Estate Investment Fund III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,546,596 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,546,596 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,546,596 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 8.1%

14	Type of Reporting Person PN

CUSIP No. 291005106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Real Estate Management III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,546,596 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,546,596 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 8.1%

14	Type of Reporting Person PN

CUSIP No. 291005106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Real Estate Management III, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,546,596 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,546,596 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 8.1%

14	Type of Reporting Person CO

CUSIP No. 291005106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Real Estate Advisors III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,546,596 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,546,596 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,546,596 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 8.1%

14	Type of Reporting Person PN

CUSIP No. 291005106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Real Estate Capital Advisors III, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,546,596 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,546,596 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,546,596 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 8.1%

14	Type of Reporting Person CO

CUSIP No. 291005106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person AP Summerville II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 44,055 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 44,055 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 44,055 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.1%

14	Type of Reporting Person OO

CUSIP No. 291005106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Kronus Property IV, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 44,055 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 44,055 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 44,055 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.1%

14	Type of Reporting Person CO

CUSIP No. 291005106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Real Estate Investment Fund IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,054,504 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,054,504 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,054,504 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 7.0%

14	Type of Reporting Person PN

CUSIP No. 291005106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person AREA Property Partners Administration LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,054,504 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,054,504 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 7.0%

14	Type of Reporting Person PN

CUSIP No. 291005106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Real Estate Management IV, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,054,504 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,054,504 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 7.0%

14	Type of Reporting Person CO

CUSIP No. 291005106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Real Estate Advisors IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,054,504 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,054,504 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,054,504 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 7.0%

14	Type of Reporting Person PN

CUSIP No. 291005106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Real Estate Capital Advisors IV, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,054,504 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,054,504 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,054,504 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 7.0%

14	Type of Reporting Person CO

This Amendment No. 3 to Schedule 13D supplements and amends the Statement on Schedule 13D filed on September 10, 2007, Amendment No. 1 to Schedule 13D filed on January 23, 2009 and Amendment No. 2 to Schedule 13D filed on December 14, 2009 by (i) AP Summerville, LLC, a Delaware limited liability company (“APS”), (ii) Kronus Property III, Inc., a Delaware corporation (“Kronus III”), (iii) Apollo Real Estate Investment Fund III, L.P., a Delaware limited partnership (“AREIF III”), (iv) Apollo Real Estate Management III, L.P., a Delaware limited partnership (“AREM III LP”), (v) Apollo Real Estate Management III, Inc., a Delaware corporation (“AREM III Inc.”), (vi) Apollo Real Estate Advisors III, L.P. (“AREA III”), (vii) Apollo Real Estate Capital Advisors III, Inc. (“ARECA III”), (viii) AP Summerville II, LLC (“APS II”), (ix) Kronus Property IV, Inc., a Delaware corporation (“Kronus IV”), (x) Apollo Real Estate Investment Fund IV, L.P., a Delaware limited partnership (“AREIF IV”, and together with APS, APS II and AREIF III, the “AREA Funds”), (xi) AREA Property Partners Administration LP (formerly known as Apollo Real Estate Management IV, L.P.), a Delaware limited partnership (“Administration LP”), (xii) Apollo Real Estate Management IV, Inc., a Delaware corporation (“AREM IV Inc.”), (xiii) Apollo Real Estate Advisors IV, L.P. (“AREA IV”), and (xiv) Apollo Real Estate Capital Advisors IV, Inc. (“ARECA IV”; and together with the AREA Funds, Kronus III, AREM III LP, AREM III Inc., AREA III, ARECA III, Kronus IV, Administration LP, AREM IV Inc., and AREA IV, the “Reporting Persons”) with respect to the shares of common stock, par value $0.0001 (the “Common Stock”), of Emeritus Corporation (the “Issuer”)  Capitalized terms used without definitions in this Amendment No. 3 shall have the respective meanings ascribed to them in the Schedule 13D.

Responses to each item of this Amendment No. 3 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.   Security and Issuer

Item 2.   Identity and Background

Item 2 is hereby deleted in its entirety and restated as follows:

This Amendment No. 3 to Schedule 13D is filed jointly by the Reporting Persons.  The address of the principal office of each of the Reporting Persons is c/o AREA Property Partners LP, Two Manhattanville Road, Suite 203, Purchase, New York 10577.

APS and APS II are principally engaged in the business of investing in securities of the Issuer.  Kronus III is the manager of APS, and is principally engaged in the business of providing advice regarding investments by and serving as the manager of APS and other affiliates of AREIF III.  Kronus IV is the manager of APS II, and is principally engaged in the business of providing advice regarding investments by and serving as the manager of APS II and other affiliates of AREIF IV.

AREIF III is the sole member of APS, and AREIF IV is the sole member of APS II.  AREIF III and AREIF IV are principally engaged in the business of investing in securities of the Issuer and other real estate assets.  AREA III is the general partner of AREIF III, and is principally engaged in the business of providing advice regarding investments by and serving as the general partner of AREIF III.  AREA IV is the general partner of AREIF IV, and is principally engaged in the business of providing advice regarding investments by and serving as the general partner of AREIF IV.  ARECA III is the general partner of AREA III and is principally engaged in the business of serving as the general partner of AREA III.  ARECA IV is the general partner of AREA IV and is principally engaged in the business of serving as the general partner of AREA IV.

AREM III LP is the manager of AREIF III, and is principally engaged in the business of serving as the manager of AREIF III and other affiliates of AREIF III.  Administration LP is the manager of AREIF IV, and is principally engaged in the business of serving as the manager of AREIF IV and other affiliates of AREIF IV.  AREM III Inc. is the general partner of AREM III LP and is principally engaged in the business of serving as the general partner of AREM III LP.  AREM IV Inc. is the general partner of Administration LP and is principally engaged in the business of serving as the general partner of Administration LP.

Attached as Appendix A to Item 2 is information concerning the executive officers and directors of Kronus III, Kronus IV, ARECA III, ARECA IV, AREM III Inc. and AREM IV Inc., and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Item 4.   Purpose of Transaction

Item 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

On November 15, 2010, each of APS and AREIF III sold 63,224 and 936,776 shares of Common Stock, respectively, pursuant to an underwriting agreement dated November 9, 2010 (the “Underwriting Agreement”) by and among the Issuer, APS, AREIF III and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Underwriter”), and in connection with the public offering (the “Offering”) of Common Stock by the Issuer, as discussed in the Issuer’s prospectus supplement dated November 10, 2010, supplementing the Issuer’s registration statement on Form S-3 (File No. 333-148400) filed with the Securities and Exchange Commission on January 22, 2008 and the Issuer’s registration statement on Form S-3 (File No. 333-167448) filed with the SEC on June 18, 2010 (collectively, the “Registration Statement”).  Following the sale of shares pursuant to the Offering, the AREA Funds own of record an aggregate of 6,601,100 shares of Common Stock of the Issuer, which represents approximately 15.2% of the outstanding Common Stock of the Issuer.

The shares of Common Stock shown as beneficially owned by AREIF III and AREIF IV, respectively, and by Kronus III and Kronus IV, respectively, include the shares of Common Stock owned of record by APS and APS II, respectively.  The shares of Common Stock reported as beneficially owned by AREA III, AREM III LP, ARECA III and AREM III Inc. include the shares of Common Stock owned of record by APS and AREIF III.  The shares of Common Stock reported as beneficially owned by AREA IV, Administration LP, ARECA IV and AREM IV Inc. include the shares of Common Stock owned of record by APS II and AREIF IV.  The AREA Funds, Kronus III, Kronus IV, AREA III, AREA IV, AREM III LP, Administration LP, ARECA III, ARECA IV, AREM III Inc. and AREM IV Inc. each disclaim beneficial ownership of the shares of the Issuer’s Common Stock in excess of their pecuniary interests, if any, and the filing of this Amendment No. 3 to Schedule 13D and any amendment thereto shall not be construed as an admission that any such person is the beneficial owner of, or has any pecuniary interest in, any such securities.

(a)           See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.  The percentage of Common Stock beneficially owned by the Reporting Persons is based on 43,543,532 outstanding shares of Common Stock of the Issuer following the sale of 4,000,000 of Common Stock by the Issuer on November 15, 2010 in the Offering, as reported by the Issuer in the Registration Statement.

(b)           See the information contained on the cover pages to this Amendment No. 3 to Schedule 13D which is incorporated herein by reference.

(c)           There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 3 to Schedule 13D.

(d)           Not applicable.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

On November 9, 2010, APS and AREIF III entered into an Underwriting Agreement with the Issuer and the Underwriter, whereby APS and AREIF III agreed to sell an aggregate of 1,000,000 shares of Common Stock at a price of $18.25 per share less an underwriting discount of $0.6159 per share.  Closing of the sale occurred on November 15, 2010.  See the Form of Underwriting Agreement, which is incorporated herein by reference, as provided in Item 7 herein.

Item 7.   Material to Be Filed as Exhibits

Exhibit 1:        Underwriting Agreement, dated as of November 10, 2010 by and among the Issuer, APS, AREIF III and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated herein by reference to Exhibit 1.1 to the Company’s 8-K Current Report filed with the Securities and Exchange Commission on November 10, 2010 (File No. 001-14012)).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: November 23, 2010	AP SUMMERVILLE, LLC

	By:	KRONUS PROPERTY III, INC.
Its Manager

		By:	/s/ Stuart Koenig
Name: Stuart Koenig
Title: Vice President

Date: November 23, 2010	KRONUS PROPERTY III, INC.

	By:	/s/ Stuart Koenig
Name: Stuart Koenig
Title: Vice President

Date: November 23, 2010	APOLLO REAL ESTATE INVESTMENT FUND III, L.P.

	By:	APOLLO REAL ESTATE ADVISORS III, L.P.
Its General Partner

		By:	APOLLO REAL ESTATE CAPITAL ADVISORS III, INC.
Its General Partner

		By:	/s/ Stuart Koenig
Name: Stuart Koenig
Title: Vice President

Date: November 23, 2010	APOLLO REAL ESTATE ADVISORS III, L.P.

	By:	APOLLO REAL ESTATE CAPITAL ADVISORS III, INC.
Its General Partner

		By:	/s/ Stuart Koenig
Name: Stuart Koenig
Title: Vice President

Date: November 23, 2010	APOLLO REAL ESTATE CAPITAL ADVISORS III, INC.

	By:		/s/ Stuart Koenig
Name: Stuart Koenig
Title: Vice President

Date: November 23, 2010	APOLLO REAL ESTATE MANAGEMENT III, L.P.

	By:		APOLLO REAL ESTATE MANAGEMENT III, INC.
Its General Partner

		By:	/s/ Stuart Koenig
Name: Stuart Koenig
Title: Vice President

Date: November 23, 2010	APOLLO REAL ESTATE MANAGEMENT III, INC.

	By:		/s/ Stuart Koenig
Name: Stuart Koenig
Title: Vice President

Date: November 23, 2010	AP SUMMERVILLE II, LLC

	By:		KRONUS PROPERTY IV, INC.
Its Manager

		By:	/s/ Stuart Koenig
Name: Stuart Koenig
Title: Vice President

Date: November 23, 2010	KRONUS PROPERTY IV, INC.

	By:		/s/ Stuart Koenig
Name: Stuart Koenig
Title: Vice President

Date: November 23, 2010	APOLLO REAL ESTATE INVESTMENT FUND IV, L.P.

	By:	APOLLO REAL ESTATE ADVISORS IV, L.P.
Its General Partner

		By:	APOLLO REAL ESTATE CAPITAL ADVISORS IV, INC.
Its General Partner

		By:	/s/ Stuart Koenig
Name: Stuart Koenig
Title: Vice President

Date: November 23, 2010	APOLLO REAL ESTATE ADVISORS IV, L.P.

	By:	APOLLO REAL ESTATE CAPITAL ADVISORS IV, INC.
Its General Partner

		By:	/s/ Stuart Koenig
Name: Stuart Koenig
Title: Vice President

Date: November 23, 2010	APOLLO REAL ESTATE CAPITAL ADVISORS IV, INC.

	By:	/s/ Stuart Koenig
Name: Stuart Koenig
Title: Vice President

Date: November 23, 2010	AREA PROPERTY PARTNERS ADMINISTRATION LP

	By:	APOLLO REAL ESTATE MANAGEMENT IV, INC.
Its General Partner

		By:	/s/ Stuart Koenig
Name: Stuart Koenig
Title: Vice President

Date: November 23, 2010	APOLLO REAL ESTATE MANAGEMENT IV, INC.

	By:	/s/ Stuart Koenig
Name: Stuart Koenig
Title: Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and directors of Kronus III, Kronus IV, ARECA III, ARECA IV, AREM III Inc. and AREM IV Inc.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

The principal occupations of each of the directors and principal executive officers of Kronus III, Kronus IV, ARECA III, ARECA IV, AREM III Inc. and AREM IV Inc. (the “Principals”) is to act as executive officers and directors of Kronus III, Kronus IV, ARECA III, ARECA IV, AREM III Inc. and AREM IV Inc.,  and other related investment advisors and investment managers.

The business address of each of the Principals is c/o AREA Property Partners LP, Two Manhattanville Road, Suite 203, Purchase, New York 10577.  Each of the Principals is each a citizen of the United States.  Each of the Principals disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.